March 16, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attn: Ms. Julia Griffiths

Re:	StepStone Group Inc.
Registration Statement on Form S-1
File No. 333-254341

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters, hereby join in the request of StepStone Group Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 4:00 p.m., Eastern Time, on March 18, 2021, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

i.	Date of preliminary prospectus: March 16, 2021;

ii.	Date of distribution: March 16, 2021; and

iii.	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: approximately 250.

Pursuant to Rule 460 under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond Rice
Name:	Drummond Rice
Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ C.E. Bluhm
Name:	C.E. Bluhm
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Occi
Name:	Michael Occi
Title:	Managing Director